

August 30, 2010

Mr. Peter Evensen
Chief Executive Officer and Chief Financial Officer
Teekay Offshore Partners L.P.
Suite No. 1778
48 Par-La-Ville Rd.
Hamilton, HM 11
Bermuda

> **Re: Teekay Offshore Partners L.P.**
> **Form 20-F**
> **Filed April 30, 2010**
> **File No. 001-33198**

Dear Mr. Evensen:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Susan Block
Attorney-Advisor

cc: Via facsimile: (441) 292-3931
Roy Spires
Teekay Offshore Partners L.P.